Exhibit 23.3

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907 Tel: (972) 385-0354

Dallas, Texas 75251 Fax: (972) 788-5165

E-Mail: office@wmcobb.com

April 8, 2022

Crescent Energy Company

600 Travis Street, Suite 7200

Houston, Texas, 77002

Re:Crescent Energy Company

Gentlemen:

The firm of William M. Cobb & Associates, Inc. also hereby consents to the incorporation by reference of its projections for Crescent Energy Company’s Proved Reserves and Future Net Revenue into the Registration Statement on Form S-8 of Crescent Energy Company.

William M. Cobb & Associates, Inc. has no interests in Crescent Energy Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Crescent Energy Company. Crescent Energy Company does not employ us on a contingent basis.